UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

G21161 10 7

(CUSIP Number)

Matthew B. Hinerfeld
Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G21161 10 7	Page 2 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Citadel Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Illinois

	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,333,333 shares(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See Row 8 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 9.1%(2)

14.	Type of Reporting Person (See Instructions) PN; HC

(1)
Includes 3,333,333 shares of the common stock of Issuer that may be acquired upon conversion of $60,000,000 in principal amount of the Issuer’s Convertible Notes (as defined herein) beneficially owned by the Reporting Persons.

Mr. Tu Guo Shen (“Mr. Tu”), Ms. Li Zhi Qun (“Ms. Li”) and Whitehorse Technology Limited, a British Virgin Islands company wholly owned by Mr. Tu and Ms. Li (“Whitehorse” and collectively with Mr. Tu and Ms. Li, the “Controlling Shareholders”) collectively own 13,627,500 shares of the Issuer’s common stock, as set forth in the Investor Rights Agreement (as hereinafter defined). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Item 4 and Item 6 of this Schedule 13D, such group would be deemed to beneficially own 16,960,833 shares of the Issuer’s common stock. The Reporting Persons expressly disclaim beneficial ownership of the shares of the Issuer’s common stock owned by the Controlling Shareholders.

(2)
Based on 33,292,971 outstanding shares of the common stock of Issuer, as set forth in the Purchase Agreement (as hereinafter defined). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Item 4 and Item 6 of this Schedule 13D, such group would be deemed to beneficially own approximately 46.3% of the Issuer’s common stock.

CUSIP NO. G21161 10 7	Page 3 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Citadel Investment Group, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,333,333 shares(3)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See Row 8 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 9.1%(4)

14.	Type of Reporting Person (See Instructions) OO; HC

(3)	See footnote 1 above.
(4)	See footnote 2 above.

CUSIP NO. G21161 10 7	Page 4 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Citadel Investment Group (Hong Kong) Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Hong Kong

	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,333,333 shares(5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See Row 8 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 9.1%(6)

14.	Type of Reporting Person (See Instructions) CO

(5)	See footnote 1 above.
(6)	See footnote 2 above.

CUSIP NO. G21161 10 7	Page 5 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Kenneth Griffin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,333,333 shares(7)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See Row 8 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 9.1%(8)

14.	Type of Reporting Person (See Instructions) IN; HC

(7)	See footnote 1 above.
(8)	See footnote 2 above.

CUSIP NO. G21161 10 7	Page 6 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Citadel Equity Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,333,333 shares(9)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See Row 8 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 9.1%(10)

14.	Type of Reporting Person (See Instructions) CO

(9)	See footnote 1 above.
(10)	See footnote 2 above.

CUSIP NO. G21161 10 7	Page 7 of 12 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.0001 (the “Common Stock”), of China Security & Surveillance Technology, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 13/F, Shenzhen Special Zone Press Tower, Shennan Road, Futian, Shenzhen, China 100020.

Item 2.	Identity and Background

The persons filing this Schedule 13D are Citadel Limited Partnership, an Illinois limited partnership (“CLP”), Citadel Investment Group, L.L.C., a Delaware limited liability company (“CIG”), Citadel Investment Group (Hong Kong) Limited, a Hong Kong company (“CIGHK”), Kenneth Griffin, a natural person (“Griffin”) and Citadel Equity Fund Ltd., a Cayman Islands company (“CEF,” and collectively, together with CLP, CIG, CIGHK and Griffin, the “Reporting Persons”).

CLP provides investment advisory services to investment funds. CLP is the investment advisor for CEF and, in such capacity, makes all of the investment decisions for CEF.

CIG provides administrative and management services to its affiliated entities. CIG is the general partner of CLP. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CIG is set forth on Schedule A attached hereto.

CIGHK provides investment advisory services to CLP with respect to Hong Kong-based investment activities. CIG owns 100% of CIGHK. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CIGHK is set forth on Schedule A attached hereto.

Griffin is the President and Chief Executive Officer of CIG and owns a controlling interest in CIG. Griffin is a United States citizen.

CEF purchases, holds and sells securities and other investment products. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CEF is set forth on Schedule A attached hereto. Citadel Wellington LLC, a Delaware limited liability company (“CW”), and Citadel Kensington Global Strategies Fund Ltd., a Bermuda company (“CKGSF”), collectively own 100% of Citadel Holdings Ltd., a Cayman Island company (“CH”), which owns 100% of CEF; however, none of CW, CKGSF or CH has any control over the voting or disposition of securities held by CEF.

For CLP, CIG, Griffin and CEF, the principal business address is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603. For CIGHK, the principal business address is Suites 1801-1810, Chater House, 8 Connaught Road Central, Hong Kong.

During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Persons’ knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in any criminal proceedings.

During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Persons’ knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

CUSIP NO. G21161 10 7	Page 8 of 12 Pages

The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 26, 2007, a copy of which is attached hereto as Exhibit 99.1.

Item 3.	Source and Amount of Funds or Other Consideration

On February 8, 2007, CEF utilized available cash assets to acquire $60,000,000 in principal amount of Senior Notes (the “Senior Notes”), pursuant to a Notes Purchase Agreement, dated February 5, 2007, between the Issuer and CEF (the “February 5 Notes Purchase Agreement”). The maturity date of the Senior Notes was February 16, 2007, and the Senior Notes’ interest rate was 2.0% per annum. In connection with the February 5 Notes Purchase Agreement, on February 8, 2007, CEF, The Bank of New York, as co-secured party, and the Controlling Shareholders entered into a Share Pledge Agreement, pursuant to which the Controlling Shareholders agreed to secure the obligations under the Senior Notes by pledging certain shares of the Issuer’s common stock held by Whitehorse and Ms. Li, and, to the extent such shares are not sufficient, cash, as collateral.

On February 16, 2007, the Reporting Persons exchanged the Senior Notes for $60,000,000 in principal amount of the Issuer’s 1.0% Guaranteed Senior Unsecured Convertible Notes due 2012 (the “Convertible Notes”), plus accrued interest on the Senior Notes. Also on February 16, 2007, the Reporting Persons secured financing in the amount of $42,000,000 (the “Financing”) out of the Reporting Persons’ Prime Brokerage Account with Merrill Lynch International with respect the Convertible Notes.

The Reporting Persons may engage in additional borrowings or secured financing transactions in the future with respect to the Convertible Notes, including, without limitation, financing transactions effected in the ordinary course of business with prime brokers or other unaffiliated financial institutions, in accordance with applicable federal margin regulations, stock exchange rules and the lenders’ credit policies.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Convertible Notes, and may acquire shares of Common Stock of the Issuer upon exercise of the Convertible Notes, for investment purposes. See Item 6 below for a description of the terms of the Convertible Notes.

The Issuer; CEF; China Safetech Holdings Limited, a wholly owned subsidiary of the Issuer (“Safetech”); China Security & Surveillance Technology (HK) Ltd., a wholly-owned subsidiary of Safetech (“CSST HK”); Golden Group Corporation (Shenzhen) Limited, a wholly-owned subsidiary of Safetech (“Golden”); Shanghai Cheng Feng Digital Technology Co., Ltd., a wholly-owned subsidiary of CSST HK (“Cheng Feng”); China Security & Surveillance Technology (PRC), Inc., a wholly-owned subsidiary of the Issuer (“CSST PRC”); and the Controlling Shareholders, entered into an investor rights agreement, dated February 16, 2007 (the “Investor Rights Agreement”), pursuant to which the Reporting Persons are entitled, among other things, to designate up to one observer (the “Board Observer”) to participate in the meetings of the Issuer’s board of directors (the “Board”) for so long as CEF holds the Minimum Holdings (as such term is defined in the Investor Rights Agreement).

The Reporting Persons may exercise such right to designate a Board Observer by providing written notice to the Board of the name, address and telephone number of the individual selected by the Reporting Persons to serve as the Board Observer. The Board Observer’s rights will only be effective upon the Board Observer and the Issuer entering into a confidentiality agreement. Pursuant to the Investor Rights Agreement, CEF has the sole and absolute right to remove an individual acting as the Board Observer and replace such individual with another individual who will act as the Board Observer, upon notice to the Board of the contact information for the new Board Observer. A copy of the Investor Rights Agreement is attached as Exhibit 99.5 to this filing.

CUSIP NO. G21161 10 7	Page 9 of 12 Pages

The Reporting Persons may discuss their investment in the Issuer with other shareholders, management, the Board, other investors, industry analysts, existing or potential strategic partners or competitors and others.  In addition, the Reporting Persons may acquire additional Issuer securities or may sell, trade, distribute to affiliates or otherwise dispose of all or some holdings in the Issuer or take any other lawful action they deem to be in their best interests. Subject to applicable law, the Reporting Persons may enter into derivative transactions, hedging transactions or alternative structures with respect to the Issuer’s securities.

There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the matters discussed above, and the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals. Any courses of action that the Reporting Persons pursue will depend on a variety of factors, including, without limitation, current and anticipated future trading prices for the Issuer’s Common Stock, the financial condition, results of operation and prospects of the Issuer and general economic, financial market and industry conditions.

Except as set forth herein, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any individuals listed in response to Item 2 hereof, has any present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	Number of	Percentage
	Shares	of Shares
	3,333,333 shares(11)	9.1%(12)

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 3,333,333 shares(13)

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 3,333,333 shares(14)

(c)	Other than the transactions described in this Schedule 13D, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s securities during the last sixty days.

(d)	Not applicable.

(e)	Not applicable.

_________________
(11)
Includes 3,333,333 shares of the common stock of Issuer that may be acquired upon conversion of $60,000,000 in principal amount of the Issuer’s Convertible Notes (as defined herein) beneficially owned by the Reporting Persons.

The Controlling Shareholders collectively own 13,627,500 shares of the Issuer’s common stock, as set forth in the Investor Rights Agreement. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Item 4 and Item 6 of this Schedule 13D, such group would be deemed to beneficially own 16,960,833 shares of the Issuer’s common stock. The Reporting Persons expressly disclaim beneficial ownership of the shares of the Issuer’s common stock owned by the Controlling Shareholders.

(12)
Based on 33,292,971 outstanding shares of the common stock of Issuer, as set forth in the Purchase Agreement (as hereinafter defined). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Item 4 and Item 6 of this Schedule 13D, such group would be deemed to beneficially own approximately 46.3% of the Issuer’s common stock.

(13)	See footnote 11 above.

(14)	See footnote 11 above.

CUSIP NO. G21161 10 7	Page 10 of 12 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The matters set forth in Item 4 are incorporated into this Item 6 by reference as if fully set forth herein.

On February 16, 2007, the Issuer, Safetech, CSST HK, Golden, Cheng Feng, CSST PRC and CEF entered into a Notes Purchase Agreement (the “Notes Purchase Agreement”), pursuant to which the Issuer offered and sold, and CEF purchased, $60,000,000 of the principal amount of the Convertible Notes. Each $100,000 principal amount of the Convertible Notes is initially convertible into 5,555 shares of the Issuer’s Common Stock at an initial conversion rate of $18.00 per share, which rate shall be adjusted from time to time by the Issuer as set forth in the Indenture (as defined herein). The transaction closed on February 16, 2007.

The Convertible Notes were issued pursuant to an indenture, dated February 16, 2007 (the “Indenture”), among the Issuer, Safetech, as guarantor, CSST HK, as guarantor, and The Bank of New York, as trustee for the Convertible Notes. Pursuant to the Indenture, Safetech, CSST HK and all of the Issuer’s other existing and future subsidiaries are obligated (only to the extent such subsidiary is permitted under applicable laws to do so) to guarantee, on a senior unsecured basis, to the holders of the Convertible Notes and the trustee the payment and performance of the Issuer’s obligations thereunder. The terms of the Indenture prohibit the Issuer from, among other things, (i) incurring any Debt (as defined in the Indenture) unless the Issuer and such Debt meets certain guidelines outlined in the Indenture, (ii) making, directly or indirectly, certain Restricted Payments (as defined in the Indenture), (iii) incurring any liens other than Permitted Liens (as defined in the Indenture), (iv) consummating any asset sale unless the consideration received for such sale is at least equal to the fair market value of the sold assets and at least seventy five percent (75%) of the consideration paid in connection with such sale is in the form of cash or cash equivalents, (v) permitting any of the Issuer’s Subsidiaries (as defined in the Indenture) to, directly or indirectly, create or cause any consensual restriction on the right of any Subsidiary to make certain distributions, loans or advances or transfers, (vi) entering into any transaction or series of transactions with, or for the benefit of, any affiliate of the Issuer unless such transaction meets certain conditions, (vii) disposing of the capital stock of any of its Subsidiaries or permitting any of its Subsidiaries from issuing or selling or otherwise disposing of any shares of such Subsidiary’s capital stock other than under certain conditions, or (viii) permitting its Consolidated Tangible Net Worth (as defined in the Indenture) to be less than the Consolidated Tangible Net Worth Threshold (as defined in the Indenture). If a Change of Control, Asset Sales (as defined in the Indenture), or certain other designated events including de-listing occur, holders of the Convertible Notes may require the Issuer to repurchase all or a portion of the Convertible Notes for cash at the applicable redemption price.

The Investor Rights Agreement described in Item 4 above was also entered into in connection with the transaction. In addition to the Reporting Persons’ right to designate a Board Observer described in Item 4, the Investor Rights Agreement grants CEF, subject to certain conditions, a right to review and provide comments and suggestions on the legal structures contemplated by Potential Acquisitions (as defined in the Investor Rights Agreement) by the Issuer, a right of first refusal with respect to any issuance of securities sought by the Issuer and a right of first refusal and tag-along rights for proposed sales by the Controlling Shareholders to any third party.

CUSIP NO. G21161 10 7	Page 11 of 12 Pages

CEF and Mr. Tu also entered into a noncompetition covenant and agreement, dated February 16, 2007 (the “Non-Competition Agreement”), relating to Mr. Tu’s employment as the Issuer’s Chief Executive Officer and Chairman of the Board. Pursuant to the Non-Competition Agreement, Mr. Tu may not engage directly or indirectly in a business that is competitive with the Issuer’s business through the second anniversary of termination of Mr. Tu’s current employment agreement with the Issuer, including soliciting employees of the Issuer or its affiliates or otherwise materially and adversely interfering with the Issuer’s or any of its affiliates’ business, and keeping confidential any Issuer information and assigning to the Issuer all work product.

Each of the Notes Purchase Agreement, the Convertible Notes, the Indenture, the Investor Rights Agreement and the Non-Competition Agreement sets forth certain other rights and obligations of the parties. The foregoing summaries of the terms of the Notes Purchase Agreement, the Convertible Notes, the Indenture, the Investor Rights Agreement and the Non-Competition Agreement are qualified by reference to the full text of each of the Notes Purchase Agreement, the Convertible Notes, the Indenture, the Investor Rights Agreement and the Non-Competition Agreement, each of which is incorporated by reference in Item 7 below.

Other than as described above and elsewhere in this filing, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer’s Common Stock that are required to be described hereunder.

Item 7.	Material to Be Filed as Exhibits

99.1
Joint Filing Agreement, dated as of February 26, 2007, by and among Citadel Investment Group (Hong Kong) Limited, Citadel Equity Fund Ltd., Citadel Limited Partnership, Citadel Investment Group, L.L.C. and Kenneth Griffin.

99.2
Notes Purchase Agreement among the Issuer, Safetech, CSST HK, Golden, Cheng Feng, CSST PRC and CEF, dated February 16, 2007 (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on February 16, 2007).

99.3	1.0% Guaranteed Senior Unsecured Convertible Note due 2012.

99.4
Indenture among the Issuer, Safetech, CSST HK and The Bank of New York, dated February 16, 2007 (incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on February 16, 2007).

99.5
Investor Rights Agreement among the Issuer, CEF, Safetech, CSST HK, Golden, Cheng Feng, CSST PRC, Mr. Tu, Ms. Li and Whitehorse, dated February 16, 2007 (incorporated by reference to Exhibit 4.3 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on February 16, 2007).

99.6	Non-Competition Covenant and Agreement among Mr. Tu and CEF, dated February 16, 2007.

CUSIP NO. G21161 10 7	Page 12 of 12 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 26th day of February, 2007.

KENNETH GRIFFIN

By: /s/ John C. Nagel
       John C. Nagel, attorney-in-fact*

CITADEL INVESTMENT GROUP, L.L.C.

By: /s/ John C. Nagel
       John C. Nagel, Director and Associate General Counsel

CITADEL LIMITED PARTNERSHIP

By: Citadel Investment Group, L.L.C.,
       its General Partner

By: /s/ John C. Nagel
       John C. Nagel, Director and Associate General Counsel

CITADEL EQUITY FUND LTD.

By: Citadel Limited Partnership,
       its Portfolio Manager

By: Citadel Investment Group, L.L.C.,
       its General Partner

By: /s/ John C. Nagel
       John C. Nagel, Director and Associate General Counsel

CITADEL INVESTMENT GROUP (HONG KONG) LIMITED

By: Citadel Investment Group, L.L.C.,
       its Sole Shareholder

By: /s/ John C. Nagel
       John C. Nagel, Director and Associate General Counsel

* John C. Nagel is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 24, 2006, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G for Morgans Hotel Group Co.

SCHEDULE A

Directors And Executive Officers Of Citadel Investment Group, L.L.C.

The name, business address, title, present principal occupation or employment and citizenship of the sole executive officer of Citadel Investment Group, L.L.C. (“CIG”) is set forth below. The business address of such officer is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603. CIG has no directors.

Name	Title and Present Principal Occupation	Citizenship
Kenneth Griffin	President and Chief Executive Officer of CIG	United States

Directors And Executive Officers Of Citadel Equity Fund Ltd.

The name, title, present principal occupation or employment, residence or business address and citizenship of each of the directors and executive officers of Citadel Equity Fund Ltd. (“CEF”) are set forth below.

Name and Citizenship	Title at CEF	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)
Austin John O’Connor	Director and Vice President	Company director
United Kingdom		4 rue de l’eglise
Wormeldange, Luxembourg L-5481

Adam C. Cooper	Director and Assistant Secretary	Senior Managing Director and General Counsel
United States		Citadel Investment Group, L.L.C.
135 South Dearborn
Chicago, IL 60603

Robin Bedford United Kingdom	Director, President and Secretary	President Dundee Leeds Management Services Ltd.
129 Front Street
Hamilton HM 12
Bermuda
(business services)

Directors And Executive Officers Of Citadel Investment Group (Hong Kong) Limited

The name, title, present principal occupation or employment, residence or business address and citizenship of each of the directors and executive officers of Citadel Investment Group (Hong Kong) Limited (“CIGHK”) are set forth below.

Name and Citizenship	Title at CEF	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)
Gerald A. Beeson United States	Director	Chief Financial Officer Citadel Investment Group, L.L.C. 135 South Dearborn Chicago, IL 60603

Adam C. Cooper	Director	Senior Managing Director and General Counsel
United States		Citadel Investment Group, L.L.C.
135 South Dearborn
Chicago, IL 60603

Tim Throsby Australia	Director
President of Citadel Investment Group (Asia) Ltd. and President of Citadel Investment Group (Hong Kong) Limited

Citadel Investment Group (Hong Kong) Limited
Chater House Suites 1801-10
18th Floor
8 Connaught Road
Central, Hong Kong

Linklaters Company Secretarial Services Limited Hong Kong	Secretary	Law Firm 10th Floor, Alexandra House 18 Chater Road Hong Kong China